FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of May 2005


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)



18 May 2005
                       COLT TELECOM GROUP PLC - QUARTERLY

                         SEGMENTAL INFORMATION FOR 2004

The results of COLT Telecom Group plc (COLT) for the first quarter of 2005 were reported under IFRS. In that announcement, for comparative purposes, COLT restated its segmental information for the quarters ended 31 March and 31 December 2004 and for the year ended 31 December 2004 to conform to IFRS and to reflect the new COLT geographic organisation. COLT is today providing the equivalent restatement for the quarters ended 30 June and 30 September 2004. This information is published solely to assist shareholders and commentators to prepare for the publication of COLT's remaining 2005 quarterly results and will not be expanded or commented on until the appropriate results are published.

Segmental information

The Group operates in a single business segment, telecommunications, and in the geographical areas shown below. The reported segments have been changed from those previously reported as a result of the reorganisation which COLT announced in late 2004. The new segments are Germany, UK, France and Strategic Markets. Strategic Markets comprises Austria, Belgium, Denmark, Ireland, Italy, The Netherlands, Portugal, Spain, Sweden and Switzerland.

Switched turnover comprises services that involve the transmission of voice, data or video through a switching centre. Non-switched turnover includes managed and non-managed network services, and bandwidth services.

For the three months ended 31 March 2004, 30 June 2004, 30 September 2004 and 31 December 2004 and twelve months ended 31 December 2004, turnover and result by segment were as follows:


                               Three months ended 31 March 2004
                        Germany      UK    France   Strategic  Total
                                                    Markets
                        GBP'000  GBP'000  GBP'000  GBP'000   GBP'000

Carrier                  30,158    8,001    2,225   23,355    63,739
Non-carrier              53,463   29,391   17,533   23,226   123,613
Total switched           83,621   37,392   19,758   46,581   187,352
Non-switched             32,956   28,555   17,296   36,046   114,853
Other                        --       89       --      562       651
Turnover by segment     116,577   66,036   37,054   83,189   302,856
Operating result by
 segment                 (1,137)    (364)     865   (5,871)   (6,507)


                               Three months ended 30 June 2004
                        Germany      UK    France   Strategic  Total
                                                    Markets
                        GBP'000  GBP'000  GBP'000  GBP'000   GBP'000

Carrier                  30,853    7,698    2,950   27,219    68,720
Non-carrier              51,963   27,459   15,578   24,002   119,002
Total switched           82,816   35,157   18,528   51,221   187,722
Non-switched             31,880   28,915   16,617   37,712   115,124
Other                        --        4       --       34        38
Turnover by segment     114,696   64,076   35,145   88,967   302,884
Operating result by
 segment                 (6,436)  (4,329)    (100)  (1,904)  (12,769)


                             Three months ended 30 September 2004
                        Germany      UK    France   Strategic  Total
                                                    Markets
                        GBP'000  GBP'000  GBP'000  GBP'000   GBP'000

Carrier                  31,195    7,270    2,965   26,264    67,694
Non-carrier              53,961   25,032   14,745   23,381   117,119
Total switched           85,156   32,302   17,710   49,645   184,813
Non-switched             32,967   27,764   17,916   39,278   117,925
Other                     1,117       --       --      710     1,827
Turnover by segment     119,240   60,066   35,626   89,633   304,565
Operating result by
 segment                 (7,952)  (6,928)    (959)  (3,874)  (19,713)


                             Three months ended 31 December 2004
                        Germany      UK    France   Strategic  Total
                                                    Markets
                        GBP'000  GBP'000  GBP'000  GBP'000   GBP'000

Carrier                  29,499    7,298    3,916   23,225    63,938
Non-carrier              60,241   21,137   16,287   25,613   123,278
Total switched           89,740   28,435   20,203   48,838   187,216
Non-switched             34,487   28,111   18,465   39,503   120,566
Other                       195       --       --      365       560
Turnover by segment     124,422   56,546   38,668   88,706   308,342
Operating result by
 segment                 (7,444)  (6,848)  (2,889)  (8,082)  (25,263)


                               Twelve months ended 31 December 2004
                        Germany       UK    France   Strategic   Total
                                                     Markets
                        GBP'000   GBP'000  GBP'000  GBP'000     GBP'000

Carrier                 121,705    30,267   12,056   100,063    264,091
Non-carrier             219,628   103,019   64,143    96,222    483,012
Total switched          341,333   133,286   76,199   196,285    747,103
Non-switched            132,290   113,345   70,294   152,539    468,468
Other                     1,312        93       --     1,671      3,076
Turnover by segment     474,935   246,724  146,493   350,495  1,218,647
Operating result by
 segment                (22,969)  (18,469)  (3,083)  (19,731)   (64,252)


Enquiries:

COLT Telecom Group plc

Luke Glass
Director Corporate Communications
Email: luke.glass@colt.net
Tel: +44 (0) 20 7390 3681

Gill Maclean
Head of Corporate Communications
Email: gill.maclean@colt.net
Tel: +44 (0) 20 7863 5314


                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 18 May 2005                                    COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary